Filed pursuant to Rule 424(b)(3)

File Nos. 333-274875 and 811-23904

AMG PANTHEON CREDIT SOLUTIONS FUND

Supplement dated January 15, 2025

to the Prospectus dated April 1, 2024, as supplemented January 2, 2025

The following information supplements and supersedes any information to the contrary relating to AMG Pantheon Credit Solutions Fund (the “Fund”) contained in the Fund’s current prospectus (the “Prospectus”), dated and supplemented as noted above.

Effective immediately, the minimum initial investment for Class I shares of the Fund will be lowered from $1,000,000 to $50,000.

Effective immediately, to reflect the change described above, the Prospectus is revised as follows:

Footnote (1) to the Total Offering table on page 1 is deleted and replaced with the following:

The minimum initial investment in Class S Shares by any investor is $10,000,000. The minimum initial investment in Class I Shares by any investor is $50,000. The minimum initial investment in Class M Shares by any investor is $50,000. However, the Fund, in its sole discretion, may accept investments below these minimums for certain investors. See “Summary of Terms — The Offering.”

The second paragraph in the section titled “Offering of Shares” on page 1 is deleted and replaced with the following:

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. The Shares will generally be offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares will be issued at net asset value per Share. The minimum initial investment in Class S Shares, Class I Shares and Class M Shares by any investor is $10,000,000, $50,000 and $50,000, respectively. However, the Fund, in its sole discretion, may accept investments below that minimum for certain investors. (see “SUMMARY OF TERMS – The Offering”). No holder of Shares (each, a “Shareholder”) will have the right to require the Fund to redeem its Shares. The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class net asset value, of not less than 5% nor more than 25% of the Fund’s outstanding Shares on the repurchase request deadline. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase (generally 5% of the outstanding Shares), the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund (see “OFFERS TO REPURCHASE” beginning on page 67 and “REPURCHASE PROCEDURE” beginning on page 68).

The second sentence of the section titled “Summary of Terms – the Offering” on page 10 is deleted and replaced with the following:

The minimum initial investment in the Fund by any Eligible Investor in Class I Shares is $50,000.

The second sentence of the section titled “Purchasing Shares” on page 80 is deleted and replaced with the following:

The minimum initial investment in Class I Shares by any investor is $50,000.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE